SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 21)*

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
(Name of Issuer)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN SERIES B SHARES SERIES B SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

40051E202
(CUSIP Number)

Fernando Chico Pardo c/o Promecap, S.A. de C.V. Bosque de Alisos No. 47A-3, Bosque de las Lomas CP 05120, Ciudad de Mexico, Mexico +52 55 1105 0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Adam Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
October 27, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202
1.	Names of Reporting Persons Fernando Chico Pardo
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☒ ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 62,024,998
	8.	Shared Voting Power 22,950,000
	9.	Sole Dispositive Power 62,024,998
	10.	Shared Dispositive Power 22,950,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,974,998
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 30.67%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 40051E202
1.	Names of Reporting Persons. CHPAF Holdings, S.A.P.I. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☒ ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 62,024,998
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 62,024,998
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,024,998
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 22.39%
14.	Type of Reporting Person (see instructions) CO

Amendment No. 21 to Schedule 13D

The Reporting Persons hereby amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, as amended by Amendment No. 1 thereto filed on May 14, 2007, Amendment No. 2 thereto filed on June 4, 2007, Amendment No. 3 thereto filed on June 5, 2007, Amendment No. 4 thereto filed on June 20, 2007, as amended and restated by Amendment No. 5 thereto filed on June 20, 2007, as amended by Amendment No. 6 thereto filed on August 22, 2007, as amended by Amendment No. 7 thereto filed on May 23, 2008, as amended by Amendment No. 8 thereto filed on June 2, 2008, as amended by Amendment No. 9 thereto filed on July 3, 2008, as amended by Amendment No. 10 thereto filed on June 23, 2010, as amended by Amendment No. 11 thereto filed on October 14, 2010, as amended by Amendment No. 12 thereto filed on November 8, 2011, as amended by Amendment No. 13 thereto filed on January 5, 2012, as amended by Amendment No. 14 thereto filed on March 12, 2012, as amended by Amendment No. 15 thereto filed on August 29, 2019, as amended by Amendment No. 16 thereto filed on July 31, 2020, as amended by Amendment No. 17 thereto filed on June 4, 2021, as amended by Amendment No. 18 thereto filed on December 16, 2021, as amended by Amendment No. 19 thereto filed on June 8, 2022, and as amended by Amendment No. 20 thereto filed on June 23, 2022, (the “Schedule 13D”) with respect to, among other things, the Reporting Persons’ beneficial ownership of series B shares (“Series B Shares”) (including Series B Shares underlying the American Depositary Shares (“ADSs”)) of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”). According to its public filings with the Commission, the Company, through its subsidiaries, operates airports in the southeastern region of Mexico. Defined terms used but not defined herein shall have the respective meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end of the Item the following:

Mr. Chico/CHAPF acquired 3,786,406 Shares for a sum of around Ps. 1,481.4 million pursuant to negotiated transactions in the market with a mixture of cash on hand and lines of credit from commercial banks.

Item 5. Interest in Securities of the Issuer

Section (c) of Item 5 is hereby amended to state the following:

(c) Except as set forth in this statement, no transactions in Shares were effected by the Reporting Persons since the most recent filing of Schedule 13D on June 23, 2022.

Date	Amount of Securities	Price per Share (Mexican Pesos)	Where and How Effected
23-Jun-22	179,362	411.32	Open Market
24-Jun-22	328	412.61	Open Market
29-Jun-22	106,718	415.00	Open Market
27-Sep-22	120,640	401.50	Open Market
29-Sep-22	694,691	401.50	Open Market
30-Sep-22	530,974	401.9513	Open Market
25-Oct-23	192,300	384.74	Open Market
26-Oct-23	500,000	383.6	Open Market
27-Oct-23	1,461,393	380.91	Open Market

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2023

FERNANDO CHICO PARDO

By:	/s/ Fernando Chico Pardo

CHPAF HOLDINGS, S.A.P.I. DE C.V.

By:	/s/ Fernando Chico Pardo
Name: Fernando Chico Pardo
Title: Attorney in fact